DiVall Insured Income Properties 2, L.P.
Quarterly News

May 15, 2023

APPLEBEE'S LISTED FOR SALE

On April 11th, we signed a listing agreement to sell our Applebee's property located in Columbus, OH. This is our last short duration lease. The property is listed for $2.2 million.

MARTINTOWN ROAD PROPERTY SOLD

On March 31st, we closed on the sale of the Martintown Road Wendy's. This was the last Wendy's we owned that did not extend its lease thru 2040. The property sold for $1,350,000. The Partnership received proceeds of $1,341,000. The gain will be about $1 million. We have held back $31,500 for payment of 2023 state income taxes related to this sale.

COMPUTERSHARE CONTACT INFORMATION:

EMAIL: web.queries@computershare.com

PHONE INQUIRIES:
UNIT HOLDERS:
1-866-637-9460 (US, Canada, PR)
1-781-575-2428 (Toll Non-US)
BROKERS:
1-866-690-8162 (Toll free US)
1-781-575-4019 (Toll Non-US)

(See https://divallproperties.com/relations.php for full contact information)

Access to Additional Financial Information

For further quarterly 2023 unaudited financial information, see the Partnership's interim financial reports filed as part of the Partnership's Form 10-Q. A copy of this filing and other public reports can be viewed and printed free of charge at the Partnership's website at www.divallproperties.com or at the SEC's website at www.sec.gov. The Partnership's 2022 Annual Report on Form 10-K was filed with the SEC on March 27, 2023, which also can be accessed via the websites listed.

TRANSITION TO COMPUTERSHARE

Computershare officially became the transfer agent of record for DiVall on January 23, 2023. All investors were mailed a welcome package with instructions for establishing online access to view account holdings, download statements and download K-1's.

Beginning with the 2022 tax season, we are no longer physically mailing the K-1 documents (except for rare, extenuating circumstances); rather, each investor needs to work with Computershare to establish online credentials.

The 2022 K-1's were made available to Computershare for upload to individual investor accounts on March 24, 2023. The process of creating individual K-1's using Phoenix American's information, for each investor in a format that allowed a seamless upload to Computershare's online portal was much more difficult than we had imagined. The software that our auditors use to create a separate K-1 for each investor created obstacles for what should have been a very straightforward process. Next year will be easier.

If you are having problems establishing online access to your DiVall holdings through Computershare, please contact them directly. They have been very helpful to those who have taken the time to work through their identity verification process. There are only a few scenarios (like the death of a partner) that preclude online access, and in these instances, Computershare can assist with transfer documentation so the beneficiaries can then access their accounts online.

DISTRIBUTION HIGHLIGHTS

$1,250,000 ($27.01 per unit) will be distributed for the first quarter of 2023 on or about May 15, 2023. Net operating cash flow for Q1 was earmarked to replenish the Partnership's target cash reserves of $3.00 per unit.

Since the Partnership's initial "investable" capital raise of $33 million (net of $13 million of syndication fees and original G.P.'s shenanigans) in the late 1980's; the Partnership has distributed approximately $84 million to investors, from both operations and strategic sales.